Exhibit 99.1

Hanwha SolarOne Signs South Africa’s Largest Ever Solar Deal

Hanwha SolarOne will deliver 155 MW of its solar modules to South African projects to be developed by Cobra, Gransolar and Kensani.

SHANGHAI, December 11, 2012 –Hanwha SolarOne, one of the top ten PV manufacturers in the world, today announced a 155 MW solar module supply agreement with Cobra, Gransolar and Kensani. In the company’s and South Africa’s largest solar deal to date, Hanwha SolarOne will distribute its high-performance modules to the country’s Letsatsi and Lesedi Projects, which were selected by the South Africa Department of Energy (DOE) in the first round of bids under the South Africa Renewable Energy Program.

South Africa is ideally situated for a bright future in solar, with its low population density and annual 2,500 hours of sunshine. It allows Hanwha SolarOne’s 155MW solar modules to generate enough clean energy for 268,000 families in the country. By contributing 75 MW to each of the Letsatsi and Lesedi Projects, Hanwha SolarOne in collaboration with Cobra, Gransolar and Kensan will help the coal-dependent South Africa reduce carbon emissions and meet its commitment to developing 8,400 MW of solar PV energy by 2030. The delivery of the solar modules is expected to be completed by the end of June 2013.

“This latest contract signals Hanwha SolarOne’s growing global presence,” said Mr. Min-Su Kim, President of Hanwha SolarOne. “as the flagship company of Hanwha Group, a Fortune Global 500 company and the third largest photovoltaic manufacturer in the world with 2.3 GW of manufacturing capacity, Hanwha SolarOne is placed in an ideal position to provide total energy solutions to every region in the world. Hanwha SolarOne’s ongoing efforts to globalize our business will enable us to develop additional growth engines to propel our sustained success.”

“We look forward to working with a leading PV manufacturer like Hanwha SolarOne that is renowned for providing high-quality, cost-competitive PV modules. Together with Hanwha SolarOne, Cobra is committed to pushing the frontiers of solar energy use in South Africa, to usher in a new era of green energy consumption in the country,” stated Cesar Delgado from Cobra.

Gransolar Director Ivan Higueras said that the collaboration was the latest step in his company’s long-standing collaboration with the Korean module manufacturer; “We have set up local offices of both our EPC and engineering office in South Africa because we believe in this market. Now with one of the leading module suppliers like Hanwha as a technological partner the future will be very exciting for all of us.”

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CONTACT:

John Xi, Hanwha SolarOne

PR & Advertising Manager

Phone: +86 21 38521521

Email: john.xi@hanwha-solarone.com

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic manufacturers in the world, providing cost-competitive, high quality PV modules. It is the flagship company of Hanwha Solar, the solar business network of Fortune 500 ranked Hanwha Group. Hanwha SolarOne serves the utility, commercial, government and residential markets for a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information, please visit: http://www.hanwha-solarone.com.

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